Generation Bio Co.

301 Binney Street

Cambridge, MA 02142

January 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams

Re: Generation Bio Co.

Registration Statement on Form S-1

File No. 333-251872

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Generation Bio Co. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-251872), as amended, so that it may become effective at 4:10 p.m. Eastern time on January 6, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission. Please contact Stuart M. Falber of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, at (617) 526-6663, or in his absence, Jeffries Oliver-Li at (617) 526-6786, to provide notice of effectiveness, or if you have any other questions regarding this matter.

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Very truly yours,

GENERATION BIO CO.

By:	/s/ Geoff McDonough
Name: Geoff McDonough, M.D.
Title: President and Chief Executive Officer

Signature Page to Acceleration Request